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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                         American Pacific Corporation
                               (Name of Issuer)

                         Common Stock, $.10 par value
                        (Title of Class of Securities)

                                   028740108
                                (CUSIP Number)

                           Lawrence G. Goodman, Esq.
                   Shereff, Friedman, Hoffman & Goodman, LLP
                               919 Third Avenue
                           New York, New York 10022
                                (212) 758-9500
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               January 29, 1996
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              SEC 1746 (12-91)

                                 SCHEDULE 13D

CUSIP No. 028740108                                            Page 2 of 9 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     GABRIEL CAPITAL, L.P.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

     WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                            / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

                   7 SOLE VOTING POWER
 NUMBER OF
   SHARES          8 SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              293,504
    EACH
  REPORTING        9 SOLE DISPOSITIVE POWER
   PERSON
    WITH          10 SHARED DISPOSITIVE POWER

                        293,504

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     293,504

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.6%

14 TYPE OF REPORTING PERSON*

     PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.

                                                              SEC 1746 (12-91)

                                 SCHEDULE 13D

CUSIP No. 028740108                                            Page 3 of 9 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ARIEL FUND LIMITED

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

     WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                            / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

     CAYMAN ISLANDS

                   7 SOLE VOTING POWER
 NUMBER OF
   SHARES          8 SHARED VOTING POWER
BENEFICIALLY
  OWNED BY              432,900
    EACH
  REPORTING        9 SOLE DISPOSITIVE POWER
   PERSON
    WITH          10 SHARED DISPOSITIVE POWER

                        432,900

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     432,900

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.3%

14 TYPE OF REPORTING PERSON*

     CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.

                                                              SEC 1746 (12-91)

                                 SCHEDULE 13D

CUSIP No. 028740108                                            Page 4 of 9 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ARIEL MANAGEMENT CORP.

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

     00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                            / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

                   7 SOLE VOTING POWER
 NUMBER OF
   SHARES               48,012
BENEFICIALLY
  OWNED BY         8 SHARED VOTING POWER
    EACH
  REPORTING             432,900
   PERSON
    WITH           9 SOLE DISPOSITIVE POWER

                        48,012

                  10 SHARED DISPOSITIVE POWER

                        432,900

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     480,912

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.9%

14 TYPE OF REPORTING PERSON*

     CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.

                                                              SEC 1746 (12-91)

                                 SCHEDULE 13D

CUSIP No. 028740108                                            Page 5 of 9 Pages

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     J. EZRA MERKIN

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) /X/
                                                            (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

     00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e)                                            / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

                   7 SOLE VOTING POWER
 NUMBER OF
   SHARES               48,012
BENEFICIALLY
  OWNED BY         8 SHARED VOTING POWER
    EACH
  REPORTING             726,404
   PERSON
    WITH           9 SOLE DISPOSITIVE POWER

                        48,012

                  10 SHARED DISPOSITIVE POWER

                        726,404

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     774,416

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.6%

14 TYPE OF REPORTING PERSON*

     IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
            (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                                 ATTESTATION.

                                                              SEC 1746 (12-91)

                                 SCHEDULE 13D

        This Amendment No. 3 amends and supplements the following Items of the Reporting Persons' Statement on Schedule 13D (the "Schedule").

Item 3. Source and Amount of Funds

        The information contained in Item 3 to the Schedule is hereby amended and supplemented as follows:

        From January 25, 1996 through January 29, 1996: (i) Gabriel purchased an aggregate of 37,900 shares of Common Stock at an aggregate cost of $250,614 using its own funds; (ii) Ariel Fund purchased an aggregate of 55,900 shares of Common Stock at an aggregate cost of $369,639 using its own funds, and in addition, (iii) Ariel caused one of its private discretionary investment accounts to purchase 6,200 shares of Common Stock at an aggregate cost of $40,998 using the funds of such account. See Item 5 and Schedule I hereto.

Item 4. Purpose of the Transaction

        The information contained in Item 4 to the Schedule is hereby amended and supplemented as follows:

        All of the shares of Common Stock reported herein were acquired for investment purposes. Each of the Reporting Persons may acquire or dispose of securities of the Issuer, including shares of Common Stock, directly or indirectly, in open-market or privately negotiated transactions, depending upon the evaluation of the performance and prospects of the Issuer by the Reporting Persons, and upon other developments and circumstances, including, but not limited to, general economic and business conditions and stock market conditions.

        Except for the foregoing, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons retain their respective rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

Item 5. Interest in Securities of the Issuer

        The information contained in Item 5 to the Schedule is hereby amended and supplemented as follows:

        (a) and (b) Gabriel is the beneficial owner of 293,504 shares of Common Stock, for a total beneficial ownership of 3.6% of the outstanding shares of Common Stock.

        Ariel Fund is the beneficial owner of 432,900 shares of Common Stock, for a total beneficial ownership of 5.3% of the outstanding shares of Common Stock.

        Ariel, as Investment Advisor to Ariel Fund, has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 432,900 shares of Common Stock owned by Ariel Fund. In addition, Ariel has sole dispositive and voting power with respect to 48,012 shares of Common Stock purchased by a private discretionary investment account. Accordingly, Ariel may be deemed to be the beneficial owner of 480,912 shares of Common Stock, or 5.9% of the outstanding shares of Common Stock.

        As the General Partner of Gabriel, Merkin has the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 293,504 shares of Common Stock owned by Gabriel. In addition, as the sole shareholder and president of Ariel, Merkin may be deemed to have power to vote and to direct the voting of and the power to dispose and direct the disposition of the 432,900 shares of Common Stock owned by Ariel Fund and the 48,012 shares of Common Stock owned by Ariel's private account. Accordingly, Merkin may be deemed to be the beneficial owner of 774,416 shares of Common Stock, or 9.6% of the outstanding shares of Common Stock.

        The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 8,103,991 outstanding shares of Common Stock of the Issuer as of December 1, 1995, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended September 30, 1995.

        (c) Schedule I indicates the transactions effected by the Reporting Persons during the period from January 24, 1996 through the date hereof. All such trades were effected through the public markets.

Signatures

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 GABRIEL CAPITAL, L.P.

                                 By: /s/ J. Ezra Merkin
                                     Name: J. Ezra Merkin
                                     Title: General Partner

                                 ARIEL FUND LIMITED

                                 By: MEESPIERSON MANAGEMENT
                                     (CAYMAN) LIMITED

                                 By: /s/ C. Anthony Mellin, Martin Byrne
                                     Name: C. Anthony Mellin, Martin Byrne
                                     Title: Director, Assistant Secretary

                                 ARIEL MANAGEMENT CORP.

                                 By: /s/ J. Ezra Merkin
                                     Name: J. Ezra Merkin
                                     Title: President

                                 /s/ J. Ezra Merkin
                                 J. EZRA MERKIN

Dated: February 1, 1996

                                  SCHEDULE I

     Purchases and Sales of Shares of Common Stock After January 24, 1996

                                                   Number of Shares
                                        -------------------------------------
                    Aggregate   Price   Aggregate
                     Dollar      Per      Share     Ariel             Private
Date                 Amount     Share    Amount     Fund    Gabriel   Account
----                ---------   -----   ---------   -----   -------   -------
Balance as of
January 23,1996        --         --     674,416   377,000  255,604   41,812

January 25, 1996    $331,250   $6.6250    50,000    27,950   18,950    3,100

January 29, 1996    $330,000   $6.6000    50,000    27,950   18,950    3,100

Aggregate Net
Purchases January
25, 1996 through    $661,250      --     100,000    55,900   37,900    6,200
January 29, 1996

Balance as of
January 31,1996        --         --     774,416   432,900  293,504   48,012